EXHIBIT 12.1

	Calculation of Ratio of Earnings to Fixed Charges
	For the Year Ended					Nine months ended
	December 31,
	2007	2008	2009	2010	2011	9/30/2012
Ratio of Earnings to Fixed Charges:
Earnings (loss):
Loss from continuing operations before income taxes	$(37,935)	$(30,801)	$(30,318)	$(21,906)	$(23,276)	$(5,885)
Add : Fixed charges per below	7,028	7,233	6,297	5,741	4,780	3,717

Loss, as adjusted	(30,907)	(23,568)	(24,021)	(16,165)	(18,496)	(2,168)

Fixed charges:
Interest expense on indebtedness	6,125	6,278	5,345	4,871	4,210	3,502
Estimated interest expense within rental expense	903	955	952	870	570	215

Total fixed charges	7,028	7,233	6,297	5,741	4,780	3,717

Deficiency of earnings to cover fixed charges	$(37,935)	$(30,801)	$(30,318)	$(21,906)	$(23,276)	$(5,885)

Loss, as adjusted	$(30,907)	$(23,568)	$(24,021)	$(16,165)	$(18,496)	$(2,168)
Fixed charges:
Interest expense on indebtedness	6,125	6,278	5,345	4,871	4,210	3,502
Estimated interest expense within rental expense	903	955	952	870	570	215
Dividends on series A preferred stock	790	790	790	790	790	593

Total fixed charges and preferred stock dividends	7,818	8,023	7,087	6,531	5,570	4,310

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$(38,725)	$(31,591)	$(31,108)	$(22,696)	$(24,066)	$(6,478)